Red Hat, Inc.

1801 Varsity Drive

Raleigh, North Carolina 27606

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Red Hat, Inc.
Commission File No. 001-33162
Annual Report on Form 10-K

Ladies and Gentlemen:

On behalf of Red Hat, Inc. (the “Company”), transmitted herewith for filing under the reporting requirements of the Securities Exchange Act of 1934, as amended, is the Company’s Annual Report on Form 10-K for the fiscal year ended February 29, 2008, complete with financial statement schedules and exhibits.

Effective March 1, 2007 the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a comprehensive model for recognizing, measuring, presenting and disclosing uncertain income tax positions taken or expected to be taken by the Company on its tax returns.

Except for the adoption of FIN 48, the Company’s financial statements filed as part of the Form 10-K do not reflect a change from the preceding year in any accounting principles or practices or in the method of applying any such principles or practices.

Please call the undersigned at 919-754-4441 if you have any questions regarding this matter.

Very truly yours,

/s/ Charles E. Peters, Jr.

Charles E. Peters, Jr.

Chief Financial Officer

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